
RECEIVED
FEB 23 2007
WASH. D.C.
PROCESSING
199
SECTION


07001342

SEC[illegible]ISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34261

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXCEL SECURITIES & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 CANAL VIEW BLVD SUITE 204
(No. and Street)

ROCHESTER NEW YORK 14623
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH LANZISERA, PRESIDENT 585-424-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIEDL, ERNST, J.
(Name – *if individual, state last, first, middle name*)

331 EAST AVENUE (Address) MACEDON (City) NEW YORK (State) 14502 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERNST J. RIEDL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EXCEL SECURITIES & ASSOCIATES, INC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Ernst J. Riedl
Signature

CPA
Title

Nancy T. Herendeen
Notary Public

NANCY T. HERENDEEN
NOTARY PUBLIC, State of New York
No. 01HE6056284
Ontario County, New York
Commission Expires March 19, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***



ERNST J. RIEDL, CPA

331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

INDEPENDENT AUDITOR'S REPORT

Excel Securities & Associates, Inc.
200 Canal View Blvd
Suite 204
Rochester, New York 14623

I have audited the accompanying statements of financial condition of Excel Securities & Associates, Inc. as of December 31, 2006 and 2005 and the related statements of income, cash flows and changes in equity capital for the years then ended. These financial statements are the responsibility of the firm's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excel Securities & Associates, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

February 19, 2007

Ernst J Riedl

EXHIBIT A

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Current Assets:		
Cash	$ 361,850	$ 201,871
Receivables from Brokers and Dealers - Others	90,000	75,000
Total Current Assets	451,850	276,871
Securities Owned (At Market Value):		
Exempted Marketable Securities	85,378	52,498
Exempted Not Marketable Securities	0	28,144
Total Securities Owned	85,378	80,642
Property, Furniture and Equipment:		
Furniture and Office Equipment	244,647	230,580
Less, Accumulated Depreciation	151,376	130,279
Net	93,271	100,301
Other Assets:		
Rent Deposits	3,766	4,166
Prepaid Expenses	57,419	69,366
Prepaid Income Taxes	12,147	9,270
Shareholder Loan	26,000	26,000
Total Other Assets	99,332	108,802
Total	$ 729,831	$ 566,616
LIABILITIES AND EQUITY CAPITAL		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$ 314,720	$ 206,783
Total Current Liabilities	314,720	206,783
Deferred Income Tax Liability	27,860	14,942
Total Liabilities	342,580	221,725
Equity Capital:		
Capital Stock	105,823	105,823
Paid in Capital	91,600	91,600
Retained Earnings	189,828	147,468
Total Equity	387,251	344,891
Total	$ 729,831	$ 566,616

The accompanying notes to the financial statements are an integral part of these statements.

EXHIBIT B



EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenue:		
Commissions on Transactions in Exchange Listed Equity Securities Executed On An Exchange	$ 597,147	$ 439,729
Commissions on Listed Option Transactions	23,885	20,697
All Other Securities Commissions	573,260	428,945
Total Securities Commissions	1,194,292	889,371
Revenue From Sale of Investment Company Shares	606,348	846,427
Fees for Account Supervision, Investment Advice and Administration	1,887,669	274,750
Gain on Firm Securities Investment Accounts	36,705	19,417
Revenue From Sale of Insurance Products	29,887	65,457
Reimbursement of Expenses	31,579	23,386
Total	3,786,480	2,118,808
Expenses:		
Officer's Compensation	274,000	143,000
Other Employees' Compensation and Benefits	1,056,425	924,505
Commissions Paid to Other Broker Dealers	358,888	168,429
Regulatory Fees and Expenses	31,919	21,409
Settlement of Customers' Claims	89,646	0
Depreciation	21,097	20,380
Other Expenses	1,891,104	690,527
Total	3,723,079	1,968,250
Net Income Before Income Taxes	63,401	150,558
Income Taxes	21,141	32,320
Net Income	$ 42,260	$ 118,238

The accompanying notes to the financial statements are an integral part of these statements.

EXHIBIT C



EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash Flows From Operating Activities:		
Net Income	$ 42,360	$ 118,238
Non-Cash Expenses or (Income):		
Depreciation and Amortization	21,097	20,380
Gains from Securities Owned	(36,705)	(19,417)
Deferred Tax Liability	12,918	14,942
Increase or (Decrease) in Cash Resulting from Changes in the following Operational Assets and Liabilities:		
Accounts Receivable	(15,000)	(43,286)
Deposits and Prepayments	12,347	(63,768)
Accounts Payable and Accrued Expenses	107,937	141,485
Prepaid or Accrued Income Taxes	(2,877)	(28,456)
Deferred Income (Net)	0	(5,556)
Total	142,077	134,562
Cash Flows From Investing Activities:		
Sales or (Purchases) of Securities Owned (Net)	31,969	22,114
Purchases of Equipment	(14,067)	(98,531)
Total	17,902	(76,417)
Cash Flows From Financing Activities:		
Loans from Shareholder	0	5,000
Total	0	5,000
Increase in Cash	159,979	63,145
Cash Balance - Beginning of Year	201,871	138,726
Cash Balance - End of Year	$ 361,850	$ 201,871
Supplementary Information:		
Interest Paid	$ 0	$ 0
Income Taxes Paid	$ 11,101	$ 38,693

The accompanying notes to the financial statements are an integral part of these statements.



EXHIBIT D

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN EQUITY CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

		2006		2005
Beginning Balance	$	344,891	$	226,653
Additions:				
Net Income for Period		42,360		118,238
Total		387,251		344,891
Deductions:				
None		0		0
Ending Balance - Equity Capital	$	387,251	$	344,891

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.

Notes to the Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Excel Securities (the firm or Excel) was formed as a sole proprietorship by Mr. Joseph Lanzisera in November 1985. In January 1998 the business was incorporated as Excel Securities & Associates, Inc.

The following is a brief description of the accounting policies employed by Excel Securities & Associates, Inc.

The financial statements and books are kept on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue is derived from commissions received from security transactions made on behalf of customers with security firms and various mutual funds. Excel does not carry customer's accounts, nor holds securities for customers. Revenue is also derived from account supervision and from advisory and administration fees.

The firm's furniture and office equipment is stated at cost less accumulated depreciation. Depreciation is computed by accelerated rates allowed for income tax purposes except that the firm does not use the first year write offs (Section 179) for financial reporting.

The firm's Investments in marketable securities are carried at market values. For income tax purposes gains and losses from the sale of these securities are calculated using the cost basis.

Deferred taxes or tax benefits are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes.

Certain reclassifications have been made to the financial statements for the year 2005 to conform with the current year's presentation.

2. CASH

The cash balances are held in one commercial bank and in interest bearing accounts with one security firm which includes a required reserve of $25,000.

3. SECURITIES OWNED

Securities owned by the firm are carried at market values for financial reporting and gains and losses are reported on a mark-to-market basis. The marketable securities had an aggregate market value of $85,378 at December 31, 2006 and a market value of $80,642 at December 31, 2005 which amount included non-marketable investments valued at $28,144.





4. REVENUE

The firm does not keep separate accounts for the classification of the commissions earned from security transactions, except for commissions earned from the sale of investment company shares. The classification used on Exhibit "B" is an approximation ascertained from an analysis made by management.

5. LEASE OBLIGATIONS

The firm leases its office space under a non-cancelable lease expiring in October 2012. As of December 31, 2006 future minimum lease payments totaled $199,314. The firm leases an electronic document filing system from Xerographic Solutions. Lease payments are $433 per month for a period of 60 months, which started April 2001.

6. INCOME TAXES

The firm's deferred tax liability amounted to $27,860 at December 31, 2006 and $14,942 at December 31, 2005. This deferred liability is due to differences in financial reporting for depreciation and accelerated depreciation used for income tax purposes.

7. RELATED PARTY TRANSACTIONS

Through December 31, 2006 the sole shareholder had made an interest free cash loan of $26,000.

8. SETTLEMENT OF LAW SUITS

In year 2006 the firm settled two malpractice claims totaling $89,646.

ERNST J. RIEDL, CPA

331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

INDEPENDENT AUDITOR'S REPORT
ADDITIONAL INFORMATION

Excel Securities & Associates, Inc.
200 Canal View Blvd
Suite 204
Rochester, New York 14623

My report on the examination of the basic financial statements of Excel Securities & Associates, Inc. for the years ended December 31, 2006 and 2005 appears on page 3. These audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in Exhibits "E" through "H" has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 19, 2007

Ernst J Riedl

EXHIBIT E

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Balance, Beginning of Period	$ 0	$ 0
Increases	0	0
Decreases	0	0
Balance, End of Period	$ 0	$ 0

EXHIBIT F

EXCEL SECURITIES & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
Total Ownership Equity	$ 387,251	$ 344,891
Deduct, Ownership Equity Not Allowable for Net Capital	0	0
Total Ownership Equity Qualified For Net Capital	387,251	344,891
Add, Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0	0
Total Capital and Allowable Subordinated Liabilities	387,251	344,891
Deduct: Non-Allowable Assets (Net Book Value of Furniture and Office Equipment and Other Assets)	192,603	209,103
Securities and Investments not Readily Marketable	0	28,144
Total Non-Allowable Assets	192,603	237,247
Net Capital Before Haircuts on Security Positions	194,648	107,644
Haircuts on Proprietary Security Positions	12,807	7,875
Net Capital	$ 181,841	$ 99,769

EXHIBIT G

EXCEL SECURITIES & ASSOCIATES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2006 UNAUDITED FORM X-17A-5
WITH AUDITED FINANCIAL STATEMENT

	Unaudited Per Form X 17A 5	Per Audit Report	Difference	Explanation
Total Ownership Equity	$ 436,504	$ 387,251	$ (49,253)	
Deduct, Ownership Equity Not Allowable for Net Capital	0	0	0	
Total Ownership Equity Qualified for Net Capital	436,504	387,251	(49,253)	(A) below
Add, Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0	0	0	
Total Capital and Subordinated Liabilities	436,504	387,251	(49,253)	
Deduct: Non-Allowable Assets:				
Net Book Value of Furniture and Office Office Equipment and other Assets	213,997	192,603	(21,394)	(B) below
Securities and Investments not Readily Marketable	0	0	0	
Total Non-Allowable Assets	213,997	192,603	0 (21,394)	
Net Capital Before Haircuts and Security Positions	222,507	194,648	(27,859)	Net effect
Haircuts on Proprietary Security Positions	12,807	12,807	0	
Net Capital	$ 209,700	$ 181,841	$ (27,859)	

Explanation of Auditor's Adjustments:

(A)	1) Increase in depreciation expense	$ (20,010)
	3) Increase in provision for income taxes	(15,712)
	4) Write offf of prepaid expenses	(13,531)
	Total	$ (49,253)
(B)	1) Increase in depreciation expense	$ (20,010)
	2) Increase in prepaid expenses	(1,384)
	Total	$ (21,394)

EXHIBIT H

EXCEL SECURITIES & ASSOCIATES, INC.
RECONCILIATION OF UNAUDITED STATEMENT OF
FINANCIAL CONDITION AT DECEMBER 31, 2006
WITH AUDITED FINANCIAL STATEMENTS

	Per Form X 17A 5	Per Audit Report	Difference	Explanation
ASSETS				
Cash	$ 361,850	$ 361,850	$ 0	
Receivables from Brokers	90,000	90,000	0	
Receivable from Stockholder	26,000	26,000	0	
Other Securities	85,378	85,378	0	
Property, Furniture and Fixtures (Net)	113,281	93,271	(20,010)	(1)
Other Assets	74,716	73,332	(1,384)	(2)
Total	$ 751,225	$ 729,831	$ (21,394)	
LIABILITIES AND OWNERSHIP EQUITY				
Accounts Payable and Accrued Expenses	$ 314,721	$ 314,720	$ (1)	Rounding
Deferred Income Taxes	0	27,860	27,860	(3)
Total Liabilities	314,721	342,580	0 27,859	
Ownership Equity:				
Common Stock	436,504	105,823	(330,681)	
Additional Paid in Capital	0	91,600	91,600	
Retained Earnings	0	189,828	189,828	
Total	436,504	387,251	(49,253)	Net Effect
Total	$ 751,225	$ 729,831	$ (21,394)	

(1) Additional depreciation
(2) Increase in prepaid expenses
(3) Additonal tax expense

EXHIBIT J

ERNST J. RIEDL, CPA

331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

Excel Securities & Associates, Inc.
200 Canal View Blvd,
Suite 204
Rochester, New York 14623

My examination of the financial statements of Excel Securities & Associates, Inc. for the year ended December 31, 2006 did not disclose any material inadequacies that may exist or may have existed since the date of the previous audit of Excel Securities & Associates, Inc for the year ended December 31, 2005.

February 19, 2007

Ernst J Riedl

OATH OF AFFIRMATION

I, JOSEPH LANZISERA, swear (of affirm) that, to the best of my knowledge and belief, the Accompanying financial statements and supporting schedules pertaining to the firm of Excel Securities & Associates, Inc., as of December 31, 2006, are true and correct. I further swear (or Affirm) that neither the company, nor any partner, proprietor, principal officer or director has any Proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature ____________

Title: President

Notary ____________

JANET M. COLLAMER
Notary Public, State of New York
Monroe County, #4799400
Commission expires 11/31/10



ERNST J. RIEDL, CPA

331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

Excel Securities & Associates, Inc.
200 Canal View Blvd
Suite 204
Rochester, New York 14623

My report dated February 19, 2006 on the audited statement of financial condition of Excel Securities & Associates, Inc. as of December 31, 2006 expressed an unqualified opinion on that statement. A reconciliation of the statement with the statement of financial condition submitted by Excel Securities & Associates, Inc. in its unaudited Focus Report, Form X-17a-5, did not disclose any material differences.

Likewise, my audited statement of the net capital of Excel Securities & Associates, Inc. as of December 31, 2006 did not materially differ from the unaudited statement of net capital reported by Excel Securities & Associates, Inc. on its Focus Report, Form X-17A-5.

Ernst J Riedl

February 19, 2007

